Exhibit: 99.21

RNS Number : 9409T

Unilever PLC

29 November 2021

November 2021

Unilever PLC (the “Company”) announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	29 November 2021
Number of ordinary shares purchased:	20,588
Highest price paid per share:	GBp 3,933.5000
Lowest price paid per share:	GBp 3,898.5000
Volume weighted average price paid per share:	GBp 3,919.4656

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 August 2021, as announced on that date.

Following the purchase of these shares, Unilever holds 60,117,146 of its ordinary shares in treasury and has 2,569,126,626 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume Weighted Average price (GBp)	Aggregated volume (shares)
LSE	3,919.4656	20,588
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0

Media Enquires:

Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is detailed below:

Quantity	Quantity	Quantity	ExecutionTime
461	3,906.00	LSE	09:18:03
433	3,906.00	LSE	09:20:00
436	3,904.00	LSE	09:22:58
459	3,903.50	LSE	09:25:35
444	3,905.50	LSE	09:27:03
393	3,904.50	LSE	09:28:54
254	3,900.00	LSE	09:31:13
184	3,900.00	LSE	09:31:40
364	3,898.50	LSE	09:33:00
83	3,898.50	LSE	09:33:00
429	3,904.00	LSE	09:34:34
441	3,906.50	LSE	09:35:27
86	3,908.50	LSE	09:36:09
318	3,908.50	LSE	09:36:09
49	3,908.50	LSE	09:36:09
129	3,908.50	LSE	09:36:09
429	3,908.50	LSE	09:36:09
340	3,908.50	LSE	09:36:09
409	3,911.00	LSE	09:37:25
396	3,911.00	LSE	09:37:53
452	3,911.00	LSE	09:37:53
393	3,913.00	LSE	09:41:48
447	3,914.50	LSE	09:43:10
450	3,921.00	LSE	09:48:02
480	3,920.00	LSE	09:48:16
423	3,922.00	LSE	09:51:40
470	3,923.50	LSE	09:52:51
76	3,923.50	LSE	09:54:52
415	3,924.00	LSE	09:54:52
419	3,925.50	LSE	09:56:15
456	3,923.50	LSE	09:57:37
399	3,924.50	LSE	09:58:54
366	3,923.50	LSE	09:59:53
94	3,923.50	LSE	09:59:53
404	3,925.50	LSE	10:02:41
142	3,925.50	LSE	10:07:32
293	3,925.50	LSE	10:07:32
147	3,925.00	LSE	10:09:55
187	3,925.00	LSE	10:09:55
147	3,925.00	LSE	10:09:55
481	3,927.50	LSE	10:13:03
402	3,927.50	LSE	10:13:03

73	3,926.50	LSE	10:14:43
330	3,926.50	LSE	10:14:43
88	3,927.50	LSE	10:16:27
327	3,927.50	LSE	10:16:27
481	3,929.50	LSE	10:19:11
453	3,931.00	LSE	10:20:34
151	3,931.00	LSE	10:21:36
284	3,931.00	LSE	10:21:36
160	3,933.50	LSE	10:24:54
265	3,933.50	LSE	10:24:54
392	3,933.00	LSE	10:25:09
249	3,930.50	LSE	10:27:56
168	3,930.50	LSE	10:27:56
17	3,930.50	LSE	10:27:56
197	3,931.00	LSE	10:29:17
230	3,931.00	LSE	10:29:17
439	3,931.00	LSE	10:29:38
315	3,930.50	LSE	10:30:09
150	3,930.50	LSE	10:30:09
461	3,930.00	LSE	10:32:24
379	3,929.50	LSE	10:33:30
61	3,929.50	LSE	10:33:30
23	3,929.50	LSE	10:33:30
419	3,929.50	LSE	10:33:30
396	3,928.00	LSE	10:35:08